UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

INFINERA CORPORATION

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

45667G103

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 13, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

Oaktree Optical Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,175,384
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,175,384
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,175,384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,175,384 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,175,384 (1)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,175,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%
14	TYPE OF REPORTING PERSON

OO

_________________

(1)	Solely in its capacity as the general partner of Oaktree Optical Holdings, L.P.

3

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,175,384 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,175,384 (1)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,175,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%
14	TYPE OF REPORTING PERSON

PN

_________________

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

4

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,175,384 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,175,384 (1)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,175,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%
14	TYPE OF REPORTING PERSON

PN

_________________

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

5

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,175,384 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,175,384 (1)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,175,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%
14	TYPE OF REPORTING PERSON

OO

_________________

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

6

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,175,384 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,175,384 (1)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,175,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%
14	TYPE OF REPORTING PERSON

OO

_________________

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

7

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,175,384 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,175,384 (1)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,175,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%
14	TYPE OF REPORTING PERSON

OO

_________________

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC

8

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,175,384 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,175,384 (1)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,175,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%
14	TYPE OF REPORTING PERSON

OO

_________________

(1)	Solely in its capacity as the manager of Oaktree Capital Group, LLC.

9

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,175,384 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,175,384 (1)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,175,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%
14	TYPE OF REPORTING PERSON

HC

_________________

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

10

CUSIP No. 45667G103

1	NAME OF REPORTING PERSON

Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,175,384 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,175,384 (1)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,175,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%
14	TYPE OF REPORTING PERSON

HC

_________________

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

11

CUSIP No. 45667G103

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. As of April 15, 2020, as reflected in this Amendment No. 2, the Reporting Persons beneficially owned that number of shares of Common Stock (the “Subject Shares”), set forth on the cover pages hereto.

Item 2.	Identity and Background

Item 2 is hereby amended and restated to read as follows:

(a) - (c) and (f)

This Amendment No. 2 is being filed jointly, pursuant to a joint filing agreement, by (i) Oaktree Optical Holdings, L.P., a Delaware limited partnership (“Optical”), whose principal business is to invest in securities; (ii) Oaktree Fund GP, LLC, a Delaware limited liability company (“GP LLC”), whose principal business is to serve as and perform the functions of the general partner of certain investment funds including Optical; (iii) Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is (A) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (B) to act as the sole shareholder of certain controlling entities of certain investment funds; (iv) Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I; (v) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I; (vi) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I; (vii) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; (viii) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the manager of OCG; (ix) Brookfield Asset Management Inc., a Canadian corporation (“BAM”), in its capacity as the indirect owner of the class A units of OCG; and (x) Partners Limited, a Canadian corporation (“Partners”), in its capacity as the sole owner of Class B Limited Voting Shares of BAM.

The foregoing persons are hereinafter sometimes each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement, dated as of April 15, 2020, a copy of which is attached hereto as Exhibit 99.2.

Set forth in the attached Schedule A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Schedule A is hereby incorporated by reference into this Item 2. Except as set forth in Schedule A, each of the Covered Persons that is a natural person is a United States citizen.

Except as set forth in Schedule A, The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d) - (e)

During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

12

CUSIP No. 45667G103

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

20,975,384 shares of Common Stock were acquired pursuant to certain agreements entered into by the Issuer, Optical and an affiliate of Optical as previously reported in Item 6 of the Schedule 13D. The aggregate purchase price of the 20,975,384 shares of Common Stock acquired pursuant to such agreements is approximately $254,500,000.

The 4,200,000 shares of Common Stock purchased by Optical were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 4,200,000 shares of Common Stock purchased by Optical is approximately $18,216,461, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 13, 2020, Optical and Amy Rice entered into a letter agreement (the “Agreement”) with the Issuer. Pursuant to the Agreement, the Issuer agreed to, among other things, (i) appoint Amy Rice (the “Oaktree Designee”) as a Class I director with a term expiring at the Company’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”), (ii) include Ms. Rice on the Board’s slate of director nominees standing for election at the 2020 Annual Meeting, and (iii) reasonably cooperate with Optical to identify an individual (the “Independent Designee”) to be appointed to serve as a Class III director with a term expiring at the Company’s 2022 annual meeting of stockholders with the intention that such appointment will occur no later than 120 days following the conclusion of the 2020 Annual Meeting. In addition, the Issuer agreed to appoint the Oaktree Designee to the Board’s Nominating and Governance Committee and to provide the Independent Designee with an opportunity to be appointed to at least one of the Board’s standing committees.

Pursuant to the terms of the Agreement, during the Restricted Period (as defined below), Optical agreed, and agreed to cause certain of its affiliates (together with Optical, the “Oaktree Group”), to vote all shares of the Issuer beneficially owned by the members of the Oaktree Group, (a) in favor of the election of all director candidates nominated by the Board, (b) against any proposals or resolutions to remove any member of the Board, and (c) in accordance with the Board’s recommendation with respect to all other proposals or business that may be the subject of stockholder action at such meeting or action by written consent. However, in the event that Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) recommend otherwise with respect to the Issuer’s “say-on-pay” proposal or any proposals (other than the election or removal of directors), the members of the Oaktree Group are permitted to vote in accordance with ISS’s and Glass Lewis’ recommendation. In addition, the members of the Oaktree Group are permitted to vote in their sole discretion with respect to an “Extraordinary Transaction.”

The members of the Oaktree Group and certain of their affiliates and associates (collectively, the “Restricted Persons”), agreed to certain customary standstill provisions, effective as of the date of the Agreement until 11:59 p.m., Pacific time, on the day that is the later of (1) 30 days prior to the deadline for the submission of stockholder nominations of directors and business proposals for Issuer’s 2021 annual meeting of stockholders or (2) 10 days after the Oaktree Designee is no longer serving on the Board (the “Restricted Period”). The standstill provisions generally restrict the ability of the members of the Oaktree Group to engage in proxy solicitations, make stockholder proposals, call meetings of stockholders or solicit consents from stockholders, obtain additional representation on the Board and seek to remove any of the Issuer’s directors. Also, under the standstill provisions, the members of the Oaktree Group have agreed not to enter into any transaction that would cause the members of the Oaktree Group to, in the aggregate, own, control or otherwise have any beneficial or other ownership interest of more than 19.9% of the Issuer’s then-outstanding stock.

13

CUSIP No. 45667G103

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached hereto as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a, b) The information contained on the cover pages of this Amendment No. 2 to the Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this Amendment No. 2 to the Schedule 13D are based on a total of 183,026,317 shares of Common Stock of the Issuer outstanding as of February 21, 2020, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2019. As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 25,175,384 shares of Common Stock, which represents approximately 13.8% of the total outstanding shares of Common Stock.

Neither the filing of this Amendment No. 2 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

(c) The transactions in the securities of the Issuer by certain of the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule B. No other Reporting Person has effected any transaction in the shares of Common Stock since the filing of Amendment No. 1 to the Schedule 13D, except as disclosed herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 13, Optical and Amy Rice entered into the Agreement as defined and described in Item 4 above, which is incorporated herein by reference.

On April 15, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

14

CUSIP No. 45667G103

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.1	The Agreement, dated April 13, 2020, by and among Oaktree Optical Holdings, L.P., Amy Rice and the Issuer.
99.2	Joint Filing Agreement by and among the Reporting Persons, dated April 15, 2020.

15

CUSIP No. 45667G103

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 15, 2020

OAKTREE OPTICAL HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Ting He
	Name:	Ting He
	Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Ting He
	Name:	Ting He
	Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Ting He
	Name:	Ting He
	Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Ting He
	Name:	Ting He
	Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Ting He
	Name:	Ting He
	Title:	Vice President

16

CUSIP No. 45667G103

OAKTREE HOLDINGS, LLC

By:	/s/ Ting He
	Name:	Ting He
	Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager

By:	/s/ Ting He
	Name:	Ting He
	Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Ting He
	Name:	Ting He
	Title:	Vice President

BROOKEFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
	Name:	Jessica Diab
	Title:	Vice President, Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title:	President

17

CUSIP No. 45667G103

SCHEDULE A

Partners Limited

The name, principal occupation, address and citizenship of each of the directors and executive officers of Partners Limited are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner of Brookfield	Canada
Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Managing Partner and Chief Financial Officer of Brookfield	Canada
Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada
Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada
Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada
Sachin G. Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada
Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary of Brookfield	Canada
Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager of Brookfield	Canada

Brookfield Asset Management Inc.

The name, principal occupation, address and citizenship of each of the directors and executive officers of Partners Limited are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 210, Toronto, Ontario M5J 2T3, Canada	Former President and Chief Executive Officer of General Electric Co.	U.S.A. and Canada
Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada
Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	Former Chair, President and Chief Executive Officer of WellPoint Inc.	U.S.A.
Marcel R. Coutu, Director	c/o Suite 1210 225 - 6th Ave. S.W., Calgary, Alberta T2P 1N2	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada
Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro	Former Chief Executive Officer of Vale SA	Brazil
J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer of Brookfield	Canada
Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7	Corporate Director and former President, Latin America, Africa and Middle East, General Motors Corporation	Canada
Brian W. Kingston, Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner of Brookfield	Canada
Brian D. Lawson, Vice Chairman and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada
Cyrus Madon, Managing Partner	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada
Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada
Rafael Miranda, Director	C/Principe de Viana 9 28023 Madrid, Spain	Chairman of Acerinox, S.A., Corporate Director and Former Chief Executive Officer of Endesa, S.A.	Spain
Timothy Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Director of Partners Limited and Brookfield Partners Foundation	Canada
Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics and senior advisor to Brookfield in Europe	United Kingdom
Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada
Samuel J.B. Pollock, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada
Seek Ngee Huat, Director	501 Orchard Road, #08 – 01 Wheelock Place, Singapore 238880	Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore
Sachin G. Shah, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada
Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Former Vice Chair, Solera Capital LLC	U.S.A. and Canada
Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield	Canada
Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.	U.S.A.
Nicholas Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer of Brookfield	Canada
Craig Noble, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Executive Officer of Alternative Investments of Brookfield	Canada

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.
Justin Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Managing Partner, and Head of Corporate Strategy and Chief Legal Officer for Brookfield Asset Management Inc.
Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Brookfield Asset Management Inc.
D. Richard Masson	Owner and general manager of Golden Age Farm, LLC
Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.
Marna C. Whittington	Retired
Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.
Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

Oaktree Optical Holdings, L.P.

The general partner of Oaktree Optical Holdings, L.P. is Oaktree Fund GP, LLC.

CUSIP No. 45667G103

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase

OAKTREE OPTICAL HOLDINGS, L.P.

Purchase of Common Stock[1]	1,000,000	4.9367	03/19/2020

_________________

1 The price reported for this transaction is a weighted average price. The shares of Common Stock were purchased in multiple transactions at prices ranging from $4.60 to $5.25, inclusive. The Reporting Persons undertake to provide to any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth in this footnote.